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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                  Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  February 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106               13D/A                     Page 2 of 12

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  10,031,736
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           10,031,736
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
10,031,736
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.8% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

CUSIP No. 236274106               13D/A                     Page 3 of 12

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.   FEIN 20-2062590
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,764,706
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,764,706
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,764,706
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
2.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

CUSIP No. 236274106               13D/A                     Page 4 of 12

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Equity Group Investments, L.L.C.   FEIN 36-4195324
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  155,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           155,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
155,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
0.2% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

CUSIP No. 236274106               13D/A                     Page 5 of 12

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN 36-6934216
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  11,951,442
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           11,951,442
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
11,951,442
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
16.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004.

CUSIP No. 236274106               13D/A                     Page 6 of 12

This Amendment No. 7 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a-c) and (f) This Statement is being filed by SZ Investments, L.L.C., a Delaware limited liability company ("SZI"), EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"), Equity Group Investments, L.L.C., a Delaware limited liability company ("EGI"), and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with SZI, Fund 05-07 and EGI, the "Reporting Persons").

The managing member of Fund 05-07 is SZI. The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The managing member of EGI is Alpha/ZFT Partnership, an Illinois general partnership ("Alpha/ZFT"). Each of SZI, ZGP and Alpha/ZFT are directly or indirectly owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of these trusts is Chai Trust.

The executive officers and directors of SZI, Fund 05-07 and EGI are as follows:

-Samuel Zell - President of SZI and Fund 05-07; Chairman of the Board of EGI -Donald J. Liebentritt - Vice President of SZI and Fund 05-07; President of EGI -William C. Pate - Vice President of SZI and Fund 05-07; Managing Director of EGI
-Philip G. Tinkler - Treasurer of SZI and Fund 05-07; Chief Financial Officer of EGI

The officers and directors of Chai Trust are as follows:

-Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830. -Kellie Zell is a Director of Chai Trust and also works as a homemaker.
-Donald J. Liebentritt is the President and a Director of Chai Trust.
-Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603. -JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician. -Matthew Zell is a Director of Chai Trust. Mr. Zell is a Manager of EGI.
-Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
-James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.


The principal business of the Reporting Persons, ZGP and Alpha/ZFT is general investments.

The business address of each of the Reporting Persons, ZGP, Alpha/ZFT, William Pate, Philip Tinkler, Kellie Zell, Donald Liebentritt, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

All of the executive officers and directors of each Reporting Person, ZGP, Alpha/ZFT are United States citizens.

(d) and (e) No Reporting Person nor, to the best knowledge of such Reporting Persons, any of the other persons listed in Item 2 hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 236274106               13D/A                     Page 7 of 12

ITEM 3. Source and Amount of Funds or Other Consideration

Initial Investment

On August 12, 1999 (the "Closing Date"), pursuant to the Stock Purchase and Sale Agreement described in Item 4 below, SZI acquired from the Issuer: (i) 2,000,000 newly issued shares of Common Stock (the "Initial Shares") and (ii) a warrant to purchase an additional 2,000,000 shares of Common Stock (the "Warrant"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $9,000,000. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of SZI.

In connection with the Issuer's acquisition of American Commercial Lines LLC ("ACL") and the recapitalization of ACL, the Issuer announced that it would conduct a rights offering to be issued pro rata to all holders of the Issuer's Common Stock to purchase newly-issued shares of Common Stock in the aggregate amount of $42 million ("ACL Rights Offering"). SZI agreed with the Issuer pursuant to a binding Term Sheet ("Term Sheet") to exercise the Warrant and purchase up to 4.0 million shares of Common Stock offered in the ACL Rights
Offering which were not otherwise subscribed for. On May 29, 2002, the Issuer closed the ACL Rights Offering. In accordance with the terms of the ACL Rights Offering, SZI purchased 1,560,174 shares of Common Stock at a purchase price of $5.00 per share (the "ACL Rights Offering Shares"), and, pursuant to its obligations under the Term Sheet, exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share (the "Warrant Shares"). All funds used to purchase the ACL Rights Offering Shares and the Warrant Shares came from the working capital of SZI.

Covanta Investment

On December 2, 2003, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") among the Issuer, SZI, D.E. Shaw Laminar Portfolios, L.L.C. ("Laminar") and Third Avenue Value Fund Series ("Third Avenue"), pursuant to which each of SZI, Laminar and Third Avenue, severally and not jointly, provided the Issuer with a bridge loan in the aggregate principal amount of $40,000,000 (the "Bridge Loan") and the Issuer issued (i) shares of its Common Stock to each of SZI, Laminar and Third Avenue, which represented consideration for SZI, Laminar and Third Avenue having provided the Bridge Loan, of which 1,280,213 shares were issued to SZI (SZI's shares referred to as the "Fee Shares"), and (ii) convertible notes, which were convertible into Common Stock in the event that sufficient shares were not purchased in the Covanta Rights Offering (defined in Item 4 below), in an aggregate principal amount of $40,000,000 to SZI, Laminar and Third Avenue, including $10,000,000 to SZI (SZI's notes referred to as the "Note") and were issued in consideration for the Bridge Loan. The Issuer used the proceeds of the Bridge Loan to purchase the equity of Covanta Energy Corporation ("Covanta") pursuant to a reorganization plan under Chapter 11 proceedings in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The investment by SZI described in this paragraph is referred to as the "Covanta Investment." The Issuer repaid the Bridge Loan in full on June 11, 2004. A portion of such repayment funds were used to acquire an additional 5,055,618 shares of Common Stock at a price of $1.53 per share in connection with the Covanta Rights Offering (defined below). All funds used in making SZI's portion of the Bridge Loan were obtained from the working capital of SZI.

Contribution to Fund 05-07

On January 24, 2005, SZI, a member of Fund 05-07, contributed 1,764,706 shares of Common Stock to Fund 05-07.

CUSIP No. 236274106               13D/A                     Page 8 of 12

American Ref-Fuel Investment

On February 1, 2005, the Issuer publicly announced its intent to acquire all of the outstanding capital stock of American Ref-Fuel Holdings Corp. and refinance certain existing indebtedness of Covanta (the "Acquisition"). In connection therewith, the Issuer announced its intent to issue pro rata to all holders of the Issuer's Common Stock rights to purchase newly-issued shares of Common Stock in the aggregate amount of approximately $400 million (the "ARF Rights
Offering"). On January 31, 2005, SZI and Fund 05-07 entered into Equity Commitment for Rights Offering agreements (the "Equity Commitment") with the Issuer pursuant to which each of SZI and Fund 05-07 agreed to exercise in full all of the basic subscription rights issued to it in the Rights Offering and pay for and acquire the applicable Common Stock, subject to certain conditions precedent set forth therein (together, the "Equity Commitment Agreements"). Copies of the Equity Commitment Agreements are attached hereto as Exhibit 10 and incorporated herein by reference thereto. Simultaneous therewith, each of Laminar and Third Avenue entered into similar Equity Commitment for Rights Offering agreements with the Issuer making commitments to the Issuer similar to the Equity Commitment. In consideration for the making of the Equity Commitment, the Issuer agreed to pay to SZI and Fund 05-07 an amount equal to between 1.5% and 2.25% (depending on the date of the commencement of the ARF Rights Offering, as more fully described in the Equity Commitment Agreements) of its respective Equity Commitment. SZI and Fund 05-07 will be granted certain registration rights with respect to shares of Common Stock of the Issuer held by them, which rights are more fully described in the Equity Commitment Agreements and will be memorialized in a registration rights agreement. All funds to be used in making SZI's and Fund 05-07's portion of the Equity Commitment will be obtained from the respective working capital of SZI and Fund 05-07.

ITEM 4. Purpose of the Transaction

Initial Investment

The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer and to provide funds with which the Issuer may from time to time fund business acquisitions.

The Issuer entered into a Stock Purchase and Sale Agreement dated as of April 14, 1999 (the "Stock Purchase Agreement") with Samstock, L.L.C., a wholly-owned subsidiary of SZI ("Samstock"). The Stock Purchase Agreement was amended by
Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement, dated May 7, 1999 by and among Samstock, the Issuer and SZI (the "Amendment") pursuant to which the rights and obligations of Samstock under the Purchase Agreement were assigned to and assumed by SZI. On the Closing Date, SZI acquired the Initial Shares and the Warrant pursuant to the Stock Purchase Agreement, as amended.

In connection with the acquisition of the Initial Shares and the Warrant, the Issuer granted to SZI certain registration rights, which rights are now memorialized in a Registration Rights Agreement dated as of November 8, 2002 and made by and between the Issuer and SZI (the "Registration Rights Agreement").

Pursuant to the terms of the Registration Rights Agreement, SZI (or its designee) may make up to two requests that the Issuer file a shelf registration statement covering the resale of the Common Stock held from time to time by SZI, subject to certain limitations. In addition, SZI has piggyback registration rights in connection with a public offering of Common Stock by the Issuer solely for cash.

The purpose of the transactions contemplated under the Term Sheet was to assist the Issuer in satisfying its cash contribution obligations in connection with the acquisition and recapitalization of ACL. On May 29, 2002, the Issuer closed the ACL Rights Offering. Pursuant to its obligations under the Term Sheet and in accordance with the terms of the ACL Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the ACL Rights Offering and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock.

Covanta Investment

The acquisition of the Fee Shares and the Notes were effected for the purpose of investing in the Issuer and to provide funds with which the Issuer used to purchase Covanta.

CUSIP No. 236274106               13D/A                     Page 9 of 12

Following the Bankruptcy Court's approval of the plan of reorganization and after closing of the acquisition of Covanta, the Issuer subsequently initiated a pro rata rights offering to all stockholders (the "Covanta Rights Offering"). During the Covanta Rights Offering, each of Laminar, SZI and Third Avenue acquired additional shares of the Issuer's Common Stock pursuant to the Note Purchase Agreement. The Issuer used the proceeds of the Covanta Rights Offering to repay the convertible notes and for general working capital purposes. In connection with the Covanta Rights Offering and pursuant to the Note Purchase
Agreement, SZI acquired an additional 5,055,618 shares of Common Stock at a price of $1.53 per share, for total consideration of $7,735,095,54.

In connection with the Note Purchase Agreement, the Issuer granted SZI, Laminar and Third Avenue certain registration rights, which rights are memorialized in a Registration Rights Agreement dated as of December 2, 2003 and made by and among the Issuer, SZI, Laminar and Third Avenue. The Issuer filed a shelf registration statement on Form S-3 which was declared effective on August 24, 2004, registering the sale of 17,711,491 shares of Common Stock, including 2,240,372 shares beneficially owned by SZI.

EGI Option

On December 11, 2001, the Issuer issued to EGI a Stock Option Agreement as consideration for certain services performed for the benefit of Issuer by EGI (the "EGI Option"). Pursuant to the terms of the EGI Option, EGI holds the right to purchase 155,000 shares of Common Stock at a price of $3.37 per share of Common Stock. The right to purchase, which is fully vested and currently exercisable in full, expires on December 11, 2011.

Contribution to Fund 05-07

On January 24, 2005, SZI, a member of Fund 05-07, contributed 1,764,706 shares of Common Stock to Fund 05-07.

American Ref-Fuel Investment

The entering into of the Equity Commitment Agreements and the making of the Equity Commitments thereunder by SZI and Fund 05-07 were effected for the purpose of investing in the Issuer and to provide funds with which the Issuer has agreed to fund the Acquisition.

Pursuant to the ARF Rights Offering, the Issuer will issue pro rata to all holders of the Issuer's Common Stock rights to purchase newly-issued shares of Common Stock in the aggregate amount of approximately $400 million. In accordance with the terms of the Equity Commitment Agreements, subject to the satisfaction of certain conditions precedent set forth therein, SZI and Fund 05-07 have each agreed to exercise in full all of the basic subscription rights issued to it in the Rights Offering and pay for and acquire the applicable Common Stock.

In consideration for the making of the Equity Commitment, the Issuer agreed to pay to SZI and Fund 05-07 an amount equal to between 1.5% and 2.25% (depending on the date of the commencement of the ARF Rights Offering, as more fully described in the Equity Commitment Agreements) of its Equity Commitment. SZI and Fund 05-07 will be granted certain registration rights with respect to shares of Common Stock of the Issuer held by them, which rights are more fully described in the Equity Commitment Agreement and will be memorialized in a registration rights agreement.

The summaries contained in this Schedule 13D of certain provisions of each of the Stock Purchase Agreement, Amendment, Term Sheet, Registration Rights
Agreement, the Note Purchase Agreement, the Covanta Registration Rights Agreement and the Equity Commitment Agreements are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as Exhibits to Schedule 13D and incorporated herein by reference.

CUSIP No. 236274106               13D/A                     Page 10 of 12

Like all holders of 5% or more of Issuer's Common Stock, SZI, Fund 05-07 and EGI will be subject to restrictions contained in Issuer's Certificate of Incorporation, which limits stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer's Common Stock without the Issuer's consent. Subject to the restrictions contained in Issuer's Certificate of Incorporation, each of SZI, Fund 05-07 and EGI intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Stock Purchase Agreement, as amended.

Except as stated above, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, ZGP, Alpha/ZFT or any of the persons listed in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. Interest in Securities of the Issuer

(a)  and  (b)  To the  best  knowledge  of the  Reporting  Persons,  based  upon information provided to the Reporting Persons by the Issuer, there were 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004. Based upon the foregoing, (i) the 10,031,736 shares of Common Stock beneficially owned by SZI represent approximately 13.8% of the issued and outstanding Common Stock; (ii) the 1,764,706 shares of Common Stock beneficially owned by Fund 05-07 represent approximately 2.4% of the issued and outstanding Common Stock; (iii) the 155,000 shares of Common Stock beneficially owned by EGI represent approximately 0.2% of the issued and outstanding Common Stock; and (iv) the 11,951,442 shares of Common Stock beneficially owned by Chai Trust represent approximately 16.4% of the issued and outstanding Common Stock.

SZI, Fund 05-07 and EGI each currently shares the power to vote or to direct the vote of all shares of Issuer's Common Stock owned by it with Chai Trust.

SZI disclaims beneficial ownership of any securities of Issuer beneficially owned by Laminar or Third Avenue.

Except as set forth below, as of the date hereof, no Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the shares owned by the Reporting Persons. Donald Liebentritt owns 100,000 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares. William Pate owns 163,142 shares of Common Stock (including 1,500 shares of restricted stock granted as Director's compensation), and options to purchase 13,334 shares of Common Stock, with respect to each of which Mr. Pate has sole power to vote and dispose of such shares. Philip Tinkler owns 25,604 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares. Samuel Zell owns no shares of Common Stock directly, but may be deemed to have shared indirect beneficial ownership of an aggregate amount of 11,964,518 shares of Common Stock with Chai and Helen Zell Revocable Trust, an Illinois trust, with respect to each of which Mr. Zell may be deemed to have shared indirect power to vote and to dispose of such shares.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than EGI, SZI and Fund 05-07 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by EGI, SZI and Fund 05-07, respectively.

(e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except for the matters described herein, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

CUSIP No. 236274106               13D/A                     Page 11 of 12

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5            Intentionally omitted

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****

     Exhibit 8 Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****

     Exhibit 9 Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****

     Exhibit 10 Equity Commitment for Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C. dated as of January 31, 2005 and
                          Equity Commitment for Rights Offering between Danielson Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated as of January 31, 2005

----------
* Filed on August 12, 1999 on Schedule 13D
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed on May 29, 2002 on Schedule 13D/A (Amendment No. 2)
**** Filed on November 8, 2002 on Schedule 13D/A (Amendment No. 3)
***** Filed on December 5, 2003 on Schedule 13D/A (Amendment No. 4)

CUSIP No. 236274106               13D/A                     Page 12 of 12

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 3, 2005

SZ INVESTMENTS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: Vice President

CHAI TRUST COMPANY, L.L.C.
EQUITY GROUP INVESTMENTS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 236274106               13D/A

                                  EXHIBIT INDEX

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5            Intentionally omitted

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****

     Exhibit 8 Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****

     Exhibit 9 Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003*****

     Exhibit 10 Equity Commitment for Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C. dated as of January 31, 2005 and
                          Equity Commitment for Rights Offering between Danielson Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated as of January 31, 2005

CUSIP No. 236274106               13D/A

                                   EXHIBIT 10


                                EQUITY COMMITMENT
                               FOR RIGHTS OFFERING


                          DANIELSON HOLDING CORPORATION

Parties
Danielson Holding Corporation, a Delaware corporation ("DHC"), and EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (the "Shareholder").

Acquisition
DHC expects to acquire (the "Acquisition") all of the capital stock of American Ref-Fuel Holdings Corp. ("Ref-Fuel"), as well as refinance certain existing indebtedness of Covanta Energy Corporation ("Covanta"), a wholly-owned subsidiary of DHC.

Use of Proceeds
To fund the Acquisition, refinance certain indebtedness of Ref-Fuel, Covanta and their subsidiaries, pay transaction fees and expenses, and for general corporate purposes.

Rights Offering
In connection with the Acquisition, DHC expects to conduct a rights offering ("Rights Offering") of warrants or other rights (the "Rights") to purchase an aggregate of approximately $400 million of newly-issued shares of DHC common stock, par value $0.10 per share ("Common Stock").

The purchase price for the Common Stock in the Rights Offering will be not greater than $6.00 per share ("Subscription Price"), and the total number of Common Stock shares to be offered will be approximately 67 million.

The Rights shall be issued to each stockholder (including, without limitation, to the Shareholder) on a pro rata basis ("basic subscription right") and shall be non-transferable. Stockholders, including, without limitation, the Shareholder, who fully exercise their basic subscription right shall also be entitled, but shall not be obliged, to subscribe for any Common Stock shares offered in the Rights Offering and not purchased by other stockholders, subject to proration (in proportion to the number of Common Stock shares a stockholder has subscribed for pursuant to the basic subscription right) if the oversubscribed shares exceed the number of Common Stock shares available ("oversubscription right"). Exercise of the basic subscription right (including by the Shareholder pursuant to the Equity Commitment hereunder) and the oversubscription right shall be subject, in each instance, to the restrictions contained in Article Fifth of DHC's Certificate of Incorporation and such other transfer restrictions and/or stock certificate escrow protection mechanisms as may be imposed by DHC in accordance with past practice to ensure compliance with Article Fifth.

Equity Commitment of Shareholder
Provided that the condition precedents specified under the heading "Conditions to the Obligations of the Shareholder" below have been satisfied, or waived by the Shareholder in writing, then the Shareholder agrees to exercise in full (the "Equity Commitment") all of its basic subscription rights issued to the Shareholder in the Rights Offering and pay for and acquire the applicable Common Stock. Issuance of any Common Stock pursuant to any exercise of the Equity Commitment shall be subject in each instance, to the restrictions contained in Article Fifth of DHC's Certificate of Incorporation and such other transfer restrictions and/or stock certificate escrow protection mechanisms as may be imposed by DHC in accordance with past practice to ensure compliance with Article Fifth. Further, the Shareholder agrees that it will not sell, pledge or otherwise transfer any shares of Common Stock prior to the closing of the Rights Offering or the termination of its commitment hereunder. The Shareholder's decision to participate in the Rights Offering contemplated hereby is an independent decision based upon its own independent analysis and is not based upon the investment decision of any other person or entity.

Amount Payable to the Shareholder
In consideration of the Shareholder's Equity Commitment:

- Upon DHC and the Shareholder signing this "Equity Commitment for Rights Offering," the Shareholder shall earn an amount equal to 1.5% of its Equity Commitment to provide its Equity Commitment through 5/31/05; - On or prior to 5/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 6/30/05; - On or prior to 6/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 7/31/05; - On or prior to 7/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 8/31/05.

In the event the Rights Offering is not commenced before August 15, 2005 or is terminated, DHC will be entitled, at its option, to pay any amount earned by the Shareholder by delivering to the Shareholder a number of shares of Common Stock, valued based on the 10-day average closing price on the American Stock Exchange of the Common Stock following failure to commence the Rights Offering by August 15, 2005 or the announcement of the termination of the Rights Offering; provided, however, that such delivery of shares of Common Stock shall only be made to the extent it would not result in an unreasonable risk of an ownership change within the meaning of Section 382 of the Internal Revenue Code. For the avoidance of doubt, in the event that delivery of such shares would result in an unreasonable risk of an ownership change within the meaning of Section 382 of the Internal Revenue Code, DHC shall pay the amounts earned by the Shareholder in cash. Amounts earned by the Shareholder shall be payable and paid within five
(5) business days of the earliest of (i) the failure to commence the Rights Offering by August 15, 2005, (ii) final termination of the Rights Offering and
(iii) the closing of the Rights Offering.

In addition, DHC shall reimburse the Shareholder for all reasonable out-of-pocket fees and expenses of outside legal counsel incurred in connection with the execution and delivery of this agreement.

Registration Rights
The Shareholder will be granted registration rights with respect to all shares of common stock of DHC held by it, consistent with that certain registration rights agreement, dated as of December 2, 2003, by and between DHC and D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company, SZ Investments, L.L.C., a Delaware limited liability company, and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, a Delaware business trust, (the "Existing Registration Rights Agreement"), including immediate shelf registration rights; provided however, that in addition to the immediate shelf registration rights, the Shareholder shall be granted demand registration rights with respect to all shares of common stock of DHC held by the Shareholder as described below, and with respect to any primary underwritten equity offering initiated by DHC prior to June 30, 2006, the Shareholder (together with any other shareholders executing an equity commitment similar to the equity commitment hereunder) and DHC will be subject to a pro rata "cut back" in the amount of Common Stock to be included therein in the case any primary underwritten equity offering is scaled back. Whether or not the Rights Offering is consummated, the Shareholder (together with any other shareholders executing an equity commitment similar to the equity commitment hereunder) will be entitled to one secondary underwritten offering under the registration rights agreement with the participation by DHC in a typical "road show" process which shall have the full support of DHC and its management, subject to certain customary limitations (it being understood that if such offering is suspended by DHC, then such offering shall not count as such underwritten equity offering). The reasonable fees and expenses (other than underwriting discounts and commissions) of any such offering will be paid by DHC. Nothing in the registration rights agreement or otherwise will limit the applicability of the transfer restrictions contained in DHC's Restated Certificate of Incorporation, as amended.

DHC and the Shareholder agree to negotiate, execute and deliver an amendment to the Existing Registration Rights Agreement at or prior to closing of the Rights Offering, in order to incorporate the terms and conditions described above, including customary covenants related to an underwritten offering.

Representations and Warranties
DHC makes the representations and warranties set forth on Exhibit A hereto to the Shareholder. The Shareholder makes to DHC the representations and warranties set forth on Exhibit B hereto.

Conditions to the Obligations of the Shareholder
The obligations of the Shareholder described herein shall be subject to the following conditions (which may be waived on behalf of the Shareholder by the Shareholder in its sole and absolute discretion);

(i) The receipt of all government approvals and consents to consummate the Acquisition and related transactions as required by law;

(ii) The Rights Offering closing no later than May 31, 2005, as such date may be extended as provided for herein until August 31, 2005;

(iii) The concurrent consummation of the debt financing (or alternative debt financing on terms and conditions no less favorable to DHC in the aggregate) on substantially the same terms and conditions as described in the commitment letters, as set forth on Exhibit C;

(iv) The representations and warranties set forth on Exhibit A hereto being true and correct in all material respects as of the date hereof; and

(v) The concurrent consummation of the Acquisition and the Rights Offering.

Termination Rights of the Shareholder
The Shareholder shall have no further obligations hereunder in the event that the Rights Offering is not closed on or prior to May 31, 2005, as such date may be extended as provided for herein until August 31, 2005.

DHC's Termination Rights
DHC shall be entitled to terminate its obligations hereunder at any time for any or no reason by delivery of written notice to the Shareholder; provided, however, that such termination shall not effect DHC's obligation, if any, to pay any and all amounts earned by the Shareholder pursuant to this "Equity Commitment for Rights Offering".

Public Announcements
DHC and the Shareholder shall both agree (such consent not to be reasonably withheld) as to the content and timing of any press release or other document disclosing the existence of the Rights Offering, the Equity Commitment, and any related transactions.

Miscellaneous
This "Equity Commitment for Rights Offering" is made solely for the benefit of the Shareholder, the affiliates of the Shareholder, and DHC and its affiliates, and no other person, partnership, association or corporation shall acquire or have any right under or by virtue of this "Equity Commitment for Rights Offering".

Neither DHC nor the Shareholder may assign any of its rights (nor delegate any of its obligations) under this "Equity Commitment for Rights Offering" without the prior written consent of DHC (if such assignment or delegation is to be made by the Shareholder) or the Shareholder (if the assignment or delegation is to be made by DHC).

In case any one or more of the provisions contained in this "Equity Commitment for Rights Offering," or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way affected or impaired thereby or under the laws of any other jurisdiction.

This "Equity Commitment for Rights Offering" may not be amended, modified or changed, in whole or in part, except by an instrument in writing signed by DHC and the Shareholder.

Binding Commitment
This "Equity Commitment for Rights Offering" made by the Shareholder represents the binding commitment by, on the one hand, DHC and, on the other hand, the Shareholder, with respect to the subject matter hereof. Each party executing this Agreement intends to be legally bound hereby.

Agreed and Acknowledged this 31st day of January, 2005.

DANIELSON HOLDING CORPORATION

By: /s/ ANTHONY J. ORLANDO
-------------------------------------
Title: President and CEO


EGI-FUND (05-07) INVESTORS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Title: Vice President




                                EQUITY COMMITMENT
                               FOR RIGHTS OFFERING


                          DANIELSON HOLDING CORPORATION

Parties
Danielson Holding Corporation, a Delaware corporation ("DHC"), and SZ Investments, L.L.C., a Delaware limited liability company (the "Shareholder").

Acquisition
DHC expects to acquire (the "Acquisition") all of the capital stock of American Ref-Fuel Holdings Corp. ("Ref-Fuel"), as well as refinance certain existing indebtedness of Covanta Energy Corporation ("Covanta"), a wholly-owned subsidiary of DHC.

Use of Proceeds
To fund the Acquisition, refinance certain indebtedness of Ref-Fuel, Covanta and their subsidiaries, pay transaction fees and expenses, and for general corporate purposes.

Rights Offering
In connection with the Acquisition, DHC expects to conduct a rights offering ("Rights Offering") of warrants or other rights (the "Rights") to purchase an aggregate of approximately $400 million of newly-issued shares of DHC common stock, par value $0.10 per share ("Common Stock").

The purchase price for the Common Stock in the Rights Offering will be not greater than $6.00 per share ("Subscription Price"), and the total number of Common Stock shares to be offered will be approximately 67 million.

The Rights shall be issued to each stockholder (including, without limitation, to the Shareholder) on a pro rata basis ("basic subscription right") and shall be non-transferable. Stockholders, including, without limitation, the Shareholder, who fully exercise their basic subscription right shall also be entitled, but shall not be obliged, to subscribe for any Common Stock shares offered in the Rights Offering and not purchased by other stockholders, subject to proration (in proportion to the number of Common Stock shares a stockholder has subscribed for pursuant to the basic subscription right) if the oversubscribed shares exceed the number of Common Stock shares available ("oversubscription right"). Exercise of the basic subscription right (including by the Shareholder pursuant to the Equity Commitment hereunder) and the oversubscription right shall be subject, in each instance, to the restrictions contained in Article Fifth of DHC's Certificate of Incorporation and such other transfer restrictions and/or stock certificate escrow protection mechanisms as may be imposed by DHC in accordance with past practice to ensure compliance with Article Fifth.

Equity Commitment of Shareholder
Provided that the condition precedents specified under the heading "Conditions to the Obligations of the Shareholder" below have been satisfied, or waived by the Shareholder in writing, then the Shareholder agrees to exercise in full (the "Equity Commitment") all of its basic subscription rights issued to the Shareholder in the Rights Offering and pay for and acquire the applicable Common Stock. Issuance of any Common Stock pursuant to any exercise of the Equity Commitment shall be subject in each instance, to the restrictions contained in Article Fifth of DHC's Certificate of Incorporation and such other transfer restrictions and/or stock certificate escrow protection mechanisms as may be imposed by DHC in accordance with past practice to ensure compliance with Article Fifth. Further, the Shareholder agrees that it will not sell, pledge or otherwise transfer any shares of Common Stock prior to the closing of the Rights Offering or the termination of its commitment hereunder. The Shareholder's decision to participate in the Rights Offering contemplated hereby is an independent decision based upon its own independent analysis and is not based upon the investment decision of any other person or entity.

Amount Payable to the Shareholder
In consideration of the Shareholder's Equity Commitment:

- Upon DHC and the Shareholder signing this "Equity Commitment for Rights Offering," the Shareholder shall earn an amount equal to 1.5% of its Equity Commitment to provide its Equity Commitment through 5/31/05; - On or prior to 5/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 6/30/05; - On or prior to 6/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 7/31/05; - On or prior to 7/15/05, for an additional earned amount of .25% of the Shareholder's Equity Commitment, DHC shall have the option to extend the Shareholder's obligations hereunder through 8/31/05.

In the event the Rights Offering is not commenced before August 15, 2005 or is terminated, DHC will be entitled, at its option, to pay any amount earned by the Shareholder by delivering to the Shareholder a number of shares of Common Stock, valued based on the 10-day average closing price on the American Stock Exchange of the Common Stock following failure to commence the Rights Offering by August 15, 2005 or the announcement of the termination of the Rights Offering; provided, however, that such delivery of shares of Common Stock shall only be made to the extent it would not result in an unreasonable risk of an ownership change within the meaning of Section 382 of the Internal Revenue Code. For the avoidance of doubt, in the event that delivery of such shares would result in an unreasonable risk of an ownership change within the meaning of Section 382 of the Internal Revenue Code, DHC shall pay the amounts earned by the Shareholder in cash. Amounts earned by the Shareholder shall be payable and paid within five
(5) business days of the earliest of (i) the failure to commence the Rights Offering by August 15, 2005, (ii) final termination of the Rights Offering and
(iii) the closing of the Rights Offering.

In addition, DHC shall reimburse the Shareholder for all reasonable out-of-pocket fees and expenses of outside legal counsel incurred in connection with the execution and delivery of this agreement.

Registration Rights
The Shareholder will be granted registration rights with respect to all shares of common stock of DHC held by it, consistent with that certain registration rights agreement, dated as of December 2, 2003, by and between DHC and D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company, the Shareholder and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, a Delaware business trust, (the "Existing Registration Rights Agreement"), including immediate shelf registration rights; provided however, that in addition to the immediate shelf registration rights, the Shareholder shall be granted demand registration rights with respect to all shares of common stock of DHC held by the Shareholder as described below, and with respect to any primary underwritten equity offering initiated by DHC prior to June 30, 2006, the Shareholder (together with any other shareholders executing an equity commitment similar to the equity commitment hereunder) and DHC will be subject to a pro rata "cut back" in the amount of Common Stock to be included therein in the case any primary underwritten equity offering is scaled back. Whether or not the Rights Offering is consummated, the Shareholder (together with any other shareholders executing an equity commitment similar to the equity commitment hereunder) will be entitled to one secondary underwritten offering under the registration rights agreement with the participation by DHC in a typical "road show" process which shall have the full support of DHC and its management, subject to certain customary limitations (it being understood that if such offering is suspended by DHC, then such offering shall not count as such underwritten equity offering). The reasonable fees and expenses (other than underwriting discounts and commissions) of any such offering will be paid by DHC. Nothing in the registration rights agreement or otherwise will limit the applicability of the transfer restrictions contained in DHC's Restated Certificate of Incorporation, as amended.

DHC and the Shareholder agree to negotiate, execute and deliver an amendment to the Existing Registration Rights Agreement at or prior to closing of the Rights Offering, in order to incorporate the terms and conditions described above, including customary covenants related to an underwritten offering.

Representations and Warranties

DHC makes the representations and warranties set forth on Exhibit A hereto to the Shareholder. The Shareholder makes to DHC the representations and warranties set forth on Exhibit B hereto.

Conditions to the Obligations of the Shareholder
The obligations of the Shareholder described herein shall be subject to the following conditions (which may be waived on behalf of the Shareholder by the Shareholder in its sole and absolute discretion);

(i) The receipt of all government approvals and consents to consummate the Acquisition and related transactions as required by law;

(ii) The Rights Offering closing no later than May 31, 2005, as such date may be extended as provided for herein until August 31, 2005;

(iii) The concurrent consummation of the debt financing (or alternative debt financing on terms and conditions no less favorable to DHC in the aggregate) on substantially the same terms and conditions as described in the commitment letters, as set forth on Exhibit C;

(iv) The representations and warranties set forth on Exhibit A hereto being true and correct in all material respects as of the date hereof; and

(v) The concurrent consummation of the Acquisition and the Rights Offering.

Termination Rights of the Shareholder
The Shareholder shall have no further obligations hereunder in the event that the Rights Offering is not closed on or prior to May 31, 2005, as such date may be extended as provided for herein until August 31, 2005.

DHC's Termination Rights
DHC shall be entitled to terminate its obligations hereunder at any time for any or no reason by delivery of written notice to the Shareholder; provided, however, that such termination shall not effect DHC's obligation, if any, to pay any and all amounts earned by the Shareholder pursuant to this "Equity Commitment for Rights Offering".

Public Announcements
DHC and the Shareholder shall both agree (such consent not to be reasonably withheld) as to the content and timing of any press release or other document disclosing the existence of the Rights Offering, the Equity Commitment, and any related transactions.

Miscellaneous
This "Equity Commitment for Rights Offering" is made solely for the benefit of the Shareholder, the affiliates of the Shareholder, and DHC and its affiliates, and no other person, partnership, association or corporation shall acquire or have any right under or by virtue of this "Equity Commitment for Rights Offering".

Neither DHC nor the Shareholder may assign any of its rights (nor delegate any of its obligations) under this "Equity Commitment for Rights Offering" without the prior written consent of DHC (if such assignment or delegation is to be made by the Shareholder) or the Shareholder (if the assignment or delegation is to be made by DHC).

In case any one or more of the provisions contained in this "Equity Commitment for Rights Offering," or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way affected or impaired thereby or under the laws of any other jurisdiction.

This "Equity Commitment for Rights Offering" may not be amended, modified or changed, in whole or in part, except by an instrument in writing signed by DHC and the Shareholder.

Binding Commitment
This "Equity Commitment for Rights Offering" made by the Shareholder represents the binding commitment by, on the one hand, DHC and, on the other hand, the Shareholder, with respect to the subject matter hereof. Each party executing this Agreement intends to be legally bound hereby.


Agreed and Acknowledged this 31st day of January, 2005.

DANIELSON HOLDING CORPORATION

By: /s/ ANTHONY J. ORLANDO
-------------------------------------
Title: President and CEO


SZ INVESTMENTS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Title: Vice President